UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                                 ELEVENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                      PURSUANT TO
SENECA RESOURCES CORPORATION                              RULE 24
HIGHLAND FOREST RESOURCES, INC.
         (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
NFR POWER, INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
--------------------------------------------


         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries:
National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., formerly known as Highland Land & Minerals, Inc., ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), Upstate Energy Inc., formerly known as Niagara Energy Trading Inc., ("Upstate"), and NFR Power, Inc. ("Power") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1.  EXTERNAL FINANCING BY NFG

BORROWING BY NATIONAL

a.  Short-term Debt

         National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended September 30, 2000 ("Quarter") as summarized below:


   -----------------------------------------------------------------------------
   At Beginning     At End          Maximum Level             Minimum Level
    of Quarter    of Quarter   of Such Short-term Debt   Of Such Short-term Debt

   $31,400,000    $8,700,000        $31,700,000                $8,500,000

b.  Long-term securities

(1) Long-Term Debt Securities; Preferred Stock

         During the Quarter, National did not sell any long-term debt securities (i.e. debt with maturities in excess of 270 days). In addition, National has no preferred stock outstanding.

(2) Stock Issuance Plans

         During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                              Number of       Number of Shares Exchanged as
Name Of Plan                  Shares Issued   Consideration for Share Issuances

Direct Stock Purchase and        31,989                      N/A
Dividend Reinvestment Plan

Tax Deferred Savings             30,118                      N/A
Plans [401(k)]

Retainer Policy for                 840                      N/A
Outside Directors

1997 Award & Option Plan          8,400                      -0-

1993 Award & Option  Plan        25,780                      887

1984 Stock Plan                  16,000                    7,599

1983 Incentive Stock Option       9,188                    2,781
Plan

Total Number of                 122,315                   11,267
Shares Issued/Exchanged

Net New Shares                  111,048

Aggregate gross consideration received upon issuance of 122,315 shares:
$5,030,709.

         Effective November 1, 1999, National combined its former Customer Stock Purchase, and Dividend Reinvestment and Stock Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan. The purpose of is to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

         The purpose of National's two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among certain employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

         The purpose of National's Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

         During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock appreciation rights, stock options or shares of restricted stock.

(3)  Compliance With Parameters Concerning Long-Term Securities

         During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions

         During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities

         During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL

         During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

         a. National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc., Chase Securities, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The proceeds thereof which were not needed for
National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                     Commercial Paper Outstanding
   ---------------------------------------------------------------------
                                 Maximum Amount       Minimum Amount
   At Beginning   At End         Outstanding During   Outstanding During
   of Quarter     of Quarter     Quarter              Quarter

   $200,000,000   $200,000,000   $200,000,000         $187,600,000

         b. National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

   National's External Bank/Financial Institution Borrowings Outstanding (Money Pool)
   ---------------------------------------------------------------------
                                 Maximum Amount       Minimum Amount
   At Beginning   At End         Outstanding During   Outstanding During
   of Quarter     of Quarter     Quarter              Quarter

   $287,300,000   $392,500,000   $392,500,000         $277,500,000

         c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $601,200,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $676,600,000.

         d. The  following  table lists cash  balances that National and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                   Cash Balances Loaned Through the Money Pool
               ----------------------------------------------------
                At Beginning  At End
                of Quarter    of Quarter   Maximum      Minimum

National        $49,800,000   $60,600,000  $62,300,000  $49,800,000
Distribution              0             0    9,700,000            0
Supply                    0             0            0            0
Seneca           20,800,000    22,000,000   22,400,000   20,500,000
Highland                  0             0            0            0
Leidy               800,000       800,000      800,000      800,000
Data-Track          600,000       700,000      800,000      600,000
NFR                       0             0            0            0
Horizon Energy            0             0   22,100,000            0
SIP                       0             0            0            0
NIM                       0             0            0            0
Upstate                   0             0            0            0
Power                     0             0            0            0

         e. The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. In addition, neither Horizon Energy nor Power borrow from the Money Pool.

                         Borrowings from the Money Pool
                ------------------------------------------------------
                At Beginning  At End        Maximum       Minimum
                of Quarter    of Quarter    Borrowed      Borrowed

Distribution    $  9,000,000  $ 83,000,000  $ 83,000,000  $          0
Supply            51,900,000    49,900,000    58,900,000    41,400,000
Seneca           397,000,000   431,300,000   445,600,000   397,000,000
UCI                        0             0             0             0
Highland          58,000,000    60,100,000    60,300,000    58,000,000
Leidy                      0             0             0             0
Data-Track                 0             0             0             0
NFR               27,800,000    33,900,000    36,200,000    15,300,000
Horizon Energy             0             0             0             0
SIP               11,700,000    12,000,000    12,000,000    11,700,000
NIM                        0             0             0             0
Upstate            3,900,000     6,400,000     6,400,000     3,900,000

3.  USE OF PROCEEDS

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION

         During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES

         During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL

         During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $155,000,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $412,310,000.

         All guarantees  relate to gas  transportation,  purchases or sales,  or
other  credit  support  agreements   relating  to  the  Subsidiaries'   existing
businesses.

7.  ACQUISITIONS OF EWG'S, FUCO'S AND RULE 58 COMPANIES

         During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as electric wholesale generators (EWG's) or foreign utility companies (FUCO's), and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported on National's Form U-6B-2 and/or Form U-9C-3 for the Quarter.

         The aggregate investment of National and its Subsidiaries in EWG's and FUCO's does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Eleventh Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY


By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION


By:  /s/ D. F. Smith
   ------------------------------------
         D. F. Smith
         President

SENECA RESOURCES CORPORATION


By:  /s/ J. A. Beck
   ------------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION


By:  /s/ D. J. Seeley
   ------------------------------------
         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.


By:  /s/ W. M. Petmecky
   ------------------------------------
         W. M. Petmecky
         Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.


By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.


By:  /s/ J. A. Beck
   ------------------------------------
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.


By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

LEIDY HUB, INC.


By:  /s/ W. E. DeForest
   ------------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY


By:  /s/ W. E. DeForest
   ------------------------------------
         W. E. DeForest
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY


By:  /s/ C. H. Friedrich
   ------------------------------------
         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.


By:  /s/ C. H. Friedrich
   ------------------------------------
         C. H. Friedrich
         Treasurer

Dated:  November 20, 2000